10026611

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Silverfern Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street, 32nd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clive Holmes (212) 209-8895
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
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CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

THE SILVERFERN GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2009

THE SILVERFERN GROUP, INC.
INDEX
DECEMBER 31, 2009

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110

INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Silverfern Group, Inc.

We have audited the accompanying statement of financial condition of The Silverfern Group, Inc. (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Silverfern Group, Inc. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 26, 2009

THE SILVERFERN GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

ASSETS	
Cash and cash equivalents	$ 75
Accounts receivable	15,029
TOTAL ASSETS	$ 15,104

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 8,197
TOTAL LIABILITIES	8,197
STOCKHOLDER'S EQUITY	
Common stock, no par value, 20,000 shares authorized, 1,600 shares issued and outstanding	696,000
Retained deficit	(689,093)
TOTAL STOCKHOLDER'S EQUITY	6,907
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 15,104

See accompanying notes to financial statements.

Note 1 – Organization:

The Silverfern Group, Inc. ("Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides investment banking and related financial advisory services to institutional clients. It operates out of an office in the New York City metropolitan area and a branch office in San Francisco, California.

Note 2 – Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition:

The Company records advisory fees as they are earned based on the services provided or in the case of investment banking fees, when the transaction is consummated.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Depreciation:

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

Income Taxes:

The Company is subject to federal, state and local income taxes on its taxable income.

Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in the rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred tax asset for which realization is not likely.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance. Adoption of this standard had no effect on the Company's financial statements.

Note 2 – Significant Accounting Policies (cont'd):

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Income Taxes:

Deferred tax assets are comprised of the following:

Deferred	
Federal	$ 111,551
State & local	65,855
	177,406
Less: Valuation allowance	(177,406)
	$ -

At December 31, 2009, the Company has recorded a deferred tax asset approximately of $177,406. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such asset will not be realized in future years. Accordingly, a valuation allowance for the full amount has been recorded against the deferred tax asset in accordance with the realization criteria of accounting for deferred income taxes. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Due to the Company's prior operating history, evaluation of the Company's ability to generate future taxable income is not reasonably possible.

Note 4 – Concentrations:

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

Note 5 – Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness. As of December 31, 2009, the Company had net a capital deficiency of $8,122 as opposed to its requirement $5,000. As of December 31, 2009 the ratio of aggregate indebtedness to net capital was 1.01:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection (k)(2)(i) of the Rule.

Note 6 – Commitments and Contingencies:

At December 31, 2009, the Company is obligated under a lease for office space expiring during 2014. The lease expenses have been assigned to and are being paid for by The Silverfern Group Mgmt, LLC (SGM), an affiliate (See Note 7). Approximate future aggregate annual rental payments under the leases are as follows:

Year ending December 31,

2010	$ 220,000
2011	214,000
Thereafter	553,000
	$ 987,000

Rent expense for the year ended December 31, 2009 was approximately $5,983.

The Company's office space is secured by a letter of credit from the Company's sole shareholder. The Company leases equipment and furniture from an affiliate.

Note 7 – Related Party Transactions:

Included in other income is $293,375, representing 91% of total revenue, of fees earned from affiliated entities.

The Company has entered into a management service agreement with SGM. The agreement calls for SGM to provide the Company with employees, property, and equipment to fulfill its day to day operations. The amount paid for these services in 2009 was as follows:

Rent expense	$ 19,315
Payroll expense	86,159
Other	76,026
	$ 181,500

Note 8 – Subsequent Events:

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through February 26, 2010.

Note 9 – Company Operations:

The Company has sustained significant losses and currently its stockholder's equity and regulatory net capital are insufficient currently to allow it to conduct any securities business. During 2009, the Company's affiliate has been supporting the Company's financials and operational needs and has pledged to continue to do so in the future.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022